

October 14, 2022

John P. Albright
President and Chief Executive Officer
CTO Realty Growth, Inc.
369 N. New York Ave., Suite 201
Winter Park, Florida 32789

> **Re: CTO Realty Growth, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 11, 2022**
> **File No. 333-267819**

Dear John P. Albright:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Shih-Kuei Chen at 202-551-7664 or Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Zachary A. Swartz, Esq.